John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

September 4, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street NE Washington, DC 20549

Re:	Cheer Holding, Inc.

Amendment No. 3 to Registration Statement on Form F-3

Filed August 16, 2024

File No. 333-279221

Dear Sir/Madam:

On behalf of Cheer Holding, Inc. (the “Company”), we are responding to the Staff’s comment letter dated September 3, 2024, related to the above referenced Amendment No. 3 to Registration Statement on Form F-3. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 3 to Registration Statement on Form F-3

General

1.	We note your response to prior comment 1, as well as your related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that the Staff’s decision not to issue additional comments should not be interpreted to mean that Staff either agree or disagree with the Company’s responses, including any conclusions the Company has made, positions the Company has taken and practices the Company has engaged in or may engage in with respect to this matter.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA
MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA
OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

U.S. Securities and Exchange Commission

September 4, 2024

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com